INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

June 30, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901
on behalf of Zacks Small-Cap Core Fund (the “Registrant”)

Below is a summary of the comments provided by Mr. Barrientos on May 3, 2011, for the Zacks Small-Cap Core Fund, a series of Investment Managers Series Trust.  All of the comments have been updated or explained below and are reflected in the Post-Effective Amendment Number 159 filed concurrently with this correspondence.

Prospectus

1.	Page 1, Acquired Fund Fees. If estimate acquired fund fees and expenses (ETF’s) is less than 1 bps, then can add to “Other expenses” line item.

RESPONSE:    The Fund will invest in ETFs.  ETF disclosure has been added to the strategy and risk sections and will keep the fee table as is.

2.	Page 2, Expense Example. The one and three year numbers are off by $1.00.

RESPONSE:    The numbers have been updated.

3.	Page 2, Principal Investment Strategies. Please provide the missing number that defines small-cap and send via email. May have further comments.

RESPONSE:    The following has been added:

The Fund considers small capitalization companies to be companies within the range of those companies included in the Russell 2000 index at the time of purchase.  Because small capitalization companies are defined by reference to an index, the range of market capitalization companies in which the Fund invests may vary with market conditions.  As of April 30, 2011, the market capitalizations of companies included in the Russell 2000 Index were between $3 million and $6 billion.

4.	Page 2, Principal Investment Strategies. Explain how the name “Core” fits in with the strategy of the Fund.

RESPONSE:    The following has been added to the strategy sections:

The Fund is designed to be a “core” fund that seeks to combine both value and growth characteristics within the small-cap universe.

5.	Page 2, Principal Investment Strategies. Disclose the type of equity securities the Fund will invest.

RESPONSE:    The following has been added:

The Fund’s investments in equity securities may include common stock, preferred stocks and convertible securities.

6.	Page 4, Investment Objective. Add that advance notice will be given if there is any change to the objective.

RESPONSE:    The following has been added:

The Fund's investment objective is not fundamental, and may be changed without a vote of shareholders upon 60 days’ prior written notice.

7.	Page 4, Principal Investment Strategies. Same comments as Numbers 3, 4 and 5 above.

RESPONSE:   Items updated as stated above.

8.	Page 6, The Advisor. Confirm date the expense limitation agreement will remain in effect.

RESPONSE:    The date has been updated as follows:

This agreement will remain in effect until June 30, 2012.

9.	Page 9, Distribution and Services Plan. Add Item 12b-2 disclosure.

RESPONSE:    The following has been added:

Since these fees are paid out of the Fund’s assets, these fees will increase the cost of your investment and, over time, may cost you more than paying other types of sales charges.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/JOY AUSILI
Joy Ausili
Investment Managers Series Trust
Secretary
626-914-1360